Exhibit 23


 UNITED STATES DISTRICT COURT
 FOR THE EASTERN DISTRICT OF PENNSYLVANIA

 ______________________________
                               :
 AMP INCORPORATED,             :
 a Pennsylvania Corporation,   :
 P.O. Box 3608                 :
 Harrisburg, PA  17105,        :
                               :
                Plaintiff,     :
                               :
           v.                  :    C.A. No. 98-CV-4405
                               :
 ALLIEDSIGNAL CORPORATION,     :
 a Delaware Corporation,       :
 P.O. Box 3000                 :
 Morristown, NJ, 07962-2496,   :
                               :
            and                :
                               :
 PMA ACQUISITION CORPORATION,  :
 a Delaware Corporation,       :
 P.O. Box 3000                 :
 Morristown, NJ 07962-2496,    :
                               :
                Defendants.    :
 ______________________________:


                          COMPLAINT FOR
                DECLARATORY AND INJUNCTIVE RELIEF

           Plaintiff, AMP Incorporated ("AMP"), by its undersigned counsel, as and for its Complaint, alleges upon knowledge with respect to itself and its own acts and with respect to those matters communicated to it or filed by defendants with the Securities and Exchange Commission, and upon information or belief as to all other matters, as follows:

           1. AMP is a Pennsylvania corporation with its principal place of business in Harrisburg, Pennsylvania. It is a registered corporation within the meaning of Section 2502 of the Pennsylvania Business Corporation Law ("BCL").

           2. Defendant AlliedSignal Corporation ("AlliedSignal") is a Delaware corporation with its principal place of business in Morristown, New Jersey.

           3. Defendant PMA Acquisition Corporation ("PMA") is a Delaware corporation with its principal place of business in Morristown, New Jersey. It is a wholly-owned subsidiary of AlliedSignal.

           4. This Court has jurisdiction over this action pursuant to 28 U.S.C. sections 1331, 1332 and 1367. The amount in controversy is in excess of $75,000, exclusive of interest and cost. Venue is proper under 28 U.S.C. section 1391(b) and (c). The Court is empowered to grant declaratory relief under 28 U.S.C. section 2201 because there is a case of actual controversy among the parties.

           5. On August 4, 1998, AlliedSignal announced that it would launch an unsolicited tender offer for all of the common stock of AMP. On August 10, 1998, AlliedSignal and PMA filed a Tender Offer Statement on
 Schedule 14D-1 with the Securities and Exchange Commission ("SEC") setting forth the terms of the tender offer and other information.

           6. On August 12, 1998, AlliedSignal announced that it would conduct a consent solicitation among AMP shareholders, seeking consent to five proposals, and that it was filing preliminary materials with the SEC in connection with the solicitation.

           7. The AMP Board of Directors presently consists of eleven directors. Proposal Number 1 of the AlliedSignal proposals is that Section
 2.2 of AMP's bylaws be amended to fix the number of directors at twenty-eight and that Section 2.2 no longer be subject to amendment or repeal except by approval of shareholders of AMP holding a majority of AMP's outstanding voting shares.

           8. Proposal Number 2 of the AlliedSignal proposals seeks to amend Section 2.4 of AMP's bylaws to provide that vacancies on the Board created as a result of a shareholder amendment to the bylaws may be filled only with the approval of shareholders of AMP holding a majority of AMP's outstanding voting shares and that this amendment be further amended or repealed only with the approval of shareholders of AMP holding a majority of AMP's outstanding voting shares.

           9. Proposal Number 4 seeks the election, as directors of AMP, of seventeen officers and directors of AlliedSignal.

           10. The purpose and intent of these proposals is to pack the AMP Board with a majority of AlliedSignal nominees so as to permit passage by a majority of the AMP Board of various resolutions necessary to facilitate the AlliedSignal takeover of AMP, either through the tender offer or through a merger.

           11. In fact, AlliedSignal has stated in a filing with the SEC that its seventeen nominees to the AMP Board "are committed to facilitating
 AlliedSignal's $44.50 cash tender offer for all AMP shares . . . ."

           12. Under Section 1712 of the BCL, directors of a Pennsylvania corporation owe a fiduciary duty to the corporation, rather than to shareholders. Under Section 1715 of the BCL, directors of a Pennsylvania corporation, in considering the interest of the corporation, may take into account the effect of any corporate action upon the corporation's employees, customers and suppliers, the communities in which the corporation has facilities, the stockholders and the creditors of the corporation. Moreover, the directors of a Pennsylvania corporation are permitted to take into account, as they deem appropriate, the short-term and long-term interests of the corporation, including benefits that may accrue to the corporation from its long-term plans and the possibility that these interests may be best served by the continued independence of the corporation, as well as other factors. Id.

           13. The directors of a Pennsylvania corporation are also given very broad discretion, subject to their discharge of their fiduciary obligations, in establishing anti-takeover measures, including rights plans, see BCL, section 2513, and are under no obligation to redeem rights under a rights plan on account of a tender offer or other attempt by a third party to gain control of the corporation. See BCL, section 1715.

           14. Moreover, the BCL provides broad anti-takeover protection, independent of any rights plan or other measure adopted by a Pennsylvania corporation. See BCL, sections 2541, et seq. The policy behind these provisions is to insure protection against change of control transactions that afford too little opportunity for the board of directors to consider the interests of the corporation and its constituencies.

           15. Under Delaware law, the officers and directors of AlliedSignal owe a fiduciary duty to AlliedSignal and its shareholders to maximize the benefits which accrue to the corporation from any corporate action. In making the decision to launch an unsolicited tender offer for AMP stock and to attempt to gain control of AMP on terms fixed by AlliedSignal, the officers and directors of AlliedSignal have apparently concluded that such actions, and the terms and conditions upon which they are premised, are in the best interests of AlliedSignal and its shareholders.

           16. If the seventeen AlliedSignal nominees to AMP's Board were elected, they could not fulfill their fiduciary duties both to AlliedSignal and its shareholders and to AMP, in the latter case in the manner as required by the BCL. The inherent conflict of interest is apparent because the AlliedSignal officers and directors have already determined that AMP should be combined with AlliedSignal on stated terms and conditions, and that the rights under AMP's rights plan should be redeemed, that AMP should opt out of certain protection afforded to it by the BCL and that AMP should facilitate AlliedSignal's acquisition of control over AMP. While committed to this course of action on behalf of AlliedSignal, the AlliedSignal nominees could not fully and completely discharge their fiduciary duty to AMP.

                           FIRST CLAIM FOR RELIEF

           17. Plaintiff repeats and realleges the averments of Paragraphs 1 through 16 above.

           18. Defendants' tender offer and its consent solicitation are subject to the requirements of Section 14 of the Securities Exchange Act of 1934, and the rules adopted by the SEC thereunder.

           19. Defendants' tender offer statement on Schedule 14D-1 is false and misleading because it fails to disclose the unlawful nature of defendants' plan to pack the AMP Board, and the manner in which such plan would bring about inherent conflicts of interest and would render impossible independent consideration of the interests of AMP as required by the BCL. Further, it fails to disclose the manner in which, if at all, defendants would propose to reconcile the interests of AMP with those of AlliedSignal, for example, the interest that AMP might have in remaining independent, the interest AMP might have in a business combination with an entity other than AlliedSignal, the interest that AMP might have in a business combination on different terms and conditions than those proposed by defendants and the interests which AMP might have in, and might wish to protect, with respect to employees, customers, suppliers and communities in which it has facilities.

           20. Until and unless full disclosure is made by defendants, their tender offer and consent solicitation should be enjoined since, otherwise, AMP would be irreparably injured and would have no adequate remedy at law.

                          SECOND CLAIM FOR RELIEF

           21. Plaintiff repeats and realleges the averments of Paragraphs 1 through 20 above.

           22. By attempting to pack the Board of Directors of AMP with persons with a primary loyalty to AlliedSignal and, under the circumstances, interests which are inherently in conflict with those of AMP, AlliedSignal and PMA are seeking to render it impossible for the present duly elected directors of AMP to discharge their fiduciary obligations to AMP and to fulfill their responsibilities under the BCL.

           23. If permitted to carry out their plan and scheme, defendants will be able to seize control of AMP, without affording to AMP an opportunity as provided by Pennsylvania law for independent consideration of the interests of AMP and the constituencies referred to in Section 1715 of the BCL.

           24. Unless an injunction is issued preventing defendants from carrying out their plan and scheme, AMP will be irreparably injured and will have no adequate remedy at law.

           WHEREFORE, AMP prays that this Court enter judgment against defendants as follows:

           A. Declaring, pursuant to the Declaratory Judgment Act, 28 U.S.C. section 2201, that AlliedSignal's consent solicitation proposals which are designed to add a majority of AlliedSignal-designated members to the Board of Directors of AMP are contrary to Pennsylvania law;

           B. Preliminarily and permanently enjoining defendants and all other persons acting in concert with them or on their behalf, directly or indirectly, from:

                1. Soliciting consents from AMP shareholders in favor of the proposals described in paragraphs 7, 8 and 9 above;

                2.   Pursuing the tender offer described in AlliedSignal's
 Schedule 14D-1 filed with the SEC on August 10, 1998, as subsequently amended, unless full disclosure is made of the matters described in paragraph 19 above;

                3. Soliciting consents from AMP shareholders unless full and accurate disclosure has been made of the matters set forth in paragraph 19 above;

           C. Granting compensatory damages for all injuries suffered by plaintiff as a result of defendants' unlawful conduct;

           D. Awarding plaintiff the costs and disbursements of this action, including attorneys' fees; and

           E. Granting plaintiff such other, further and different relief as the Court deems just and proper.


                          /s/ JOHN G. HARKINS, JR.
                          ----------------------------------------
                          JOHN G. HARKINS, JR. (04441)
                          ELEANOR MORRIS ILLOWAY (40632)
                          GAY PARKS RAINVILLE (53192)
                          STEVEN A. REED (60145)
                          Harkins Cunningham
                          2800 One Commerce Square
                          2005 Market Street
                          Philadelphia, PA 19103-7042
                          (215) 851-6700

                                 and

                          JON A. BAUGHMAN (14043)
                          LAURENCE Z. SHIEKMAN (31290)
                          SALVATORE R. FAIA (52320)
                          SETH A. ABEL (75561)
                          Pepper Hamilton LLP
                          3000 Two Logan Square
                          18th & Arch Streets
                          Philadelphia, PA  19103-2799
                          (215) 981-4000

                          Attorneys for Defendant
                          AMP Incorporated


 Dated:    August 21, 1998